June 2, 2005

Daniel Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re: Concord Milestone Plus, LP, Amended Schedule TO-T filed May 26, 2005 by Sutter Opportunity Fund 3, LLC, Sutter Opportunity Fund 3(TE), LLC, SCM Special Fund, LLC, MacKenzie Patterson Fuller, Inc., Robert E. Dixon, and C.E. Patterson SEC File No. 005-40562

Dear Mr. Duchovny:

Thank you for your letter dated May 31, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1. The substitution of SCM Special Fund, LLC for SCM-CMP Acquisition Fund, LLC was due to a typographical error and the original Schedule TO included the information for SCM Special Fund, LLC. We did specifically account for this change in our revised Schedule, but you are right that we neglected to change the cover page. We have corrected the cover page on our revised materials. We note that security holders do not receive this cover page.

2. We cannot comply with your requested change. Mr. Patterson simply is not a purchaser, will not ever be purchasing any Units, and will not bind himself to any contracts for the entities he controls. He is listed as a bidder but not a purchaser, and we have done it this way for many, many years. He has NO "level of involvement" in the Offer.

3.       We have included this disclosure.

4.       We have included this disclosure.

5. The transfer restrictions will not have any effect on our Offer because we will accept Units under our Offer without regard to the 50% limitation (we will accept tendered units for payment and pay for them upon confirmation that the GP will recognize the change of address for distributions and correspondence on the Units). We will disclose this in the revised materials.

6. The authorizations or approvals we refer to are authorizations or approvals from "any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer." This condition is not illusory. This is boilerplate language found in many if not most tender offers because it is necessary.
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7.       You have requested that we acknowledge, and we hereby acknowledge on behalf of all filing persons (and we have such authority), that we are responsible for the adequacy and accuracy of the disclosure in the filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or further comments.

Very Truly Yours,
/s/ CHIP PATTERSON
Chip Patterson
Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com